================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   Annual report pursuant to section 15(d) of
                       The Securities Exchange Act of 1934

                      For the year ended December 31, 2001

                         Commission file number: 0-18121

                             -----------------------


                              MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN
                            (Full title of the plan )



                                MAF BANCORP, INC.
                                  55th & Holmes
                            Clarendon Hills, IL 60514

             (Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive officer)

================================================================================

                              REQUIRED INFORMATION

         Items 1-3. Not applicable.

         Item 4. The Mid America Bank, fsb Employees' Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

         Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report:

         (a) Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000, and the related Statements of changes in net assets available for plan benefits for the years ended December 31, 2001, 2000 and 1999.

         (b) Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits for the years ended December 31, 2001, 2000 and 1999, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees' Profit Sharing Plan (Registration No. 333-83534) with the Securities Exchange Commission on February 28, 2002.

Exhibits

No. 23 - Independent Auditors' consent

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 28, 2002               Mid America Bank, fsb
                                   Employees' Profit Sharing Plan

                                   By: /s/ Michael J. Janssen
                                       ----------------------------------------
                                       Member of Plan Administrative Committee

                       FINANCIAL STATEMENTS AND SCHEDULES

                              MID AMERICA BANK, fsb

                         EMPLOYEES' PROFIT SHARING PLAN

                                      INDEX

                                                                          Page
                                                                          ----
Independent Auditors' Report                                                 6

Financial Statements:

   Statements of Net Assets Available for Plan
      Benefits at December 31, 2001 and 2000                                 7

   Statements of Changes in Net Assets Available for Plan Benefits
      for the years ended December 31, 2001, 2000 and 1999                   8

Notes to Financial Statements                                                9

Supplemental Schedules:

   1     Schedule H, Line 4i - Schedule of Assets Held for Investment
         Purposes at December 31, 2001                                      16

   2     Schedule H, Line 4j - Schedule of Reportable Transactions for the
         year ended  December 31, 2001                                      17

                          INDEPENDENT AUDITORS' REPORT

The Trustees
Mid America Bank, fsb
  Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2001 and reportable transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                              /s/ KPMG LLP


June 7, 2002

                              MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                                                                    December 31,
                                                       ------------------------------------
Assets:                                                    2001                     2000
                                                       ------------            ------------
   Investments, at fair value:
     Money market deposit accounts                     $     54,068               4,003,292
     Certificates of deposit                              3,118,089               3,067,292
     Mutual funds                                         6,664,123               6,193,272
     Pooled trust funds                                   7,662,395                       -
     MAF Bancorp, Inc. common stock                      17,510,915              19,301,871
                                                       ------------            ------------
                                                         35,009,590              32,565,727

   Employer's contribution receivable                     1,120,000               1,020,000
   Accrued interest and dividends                            71,194                  70,105
   Cash and other assets                                     18,917                  19,749
                                                       ------------            ------------
     Net assets available for plan benefits            $ 36,219,701              33,675,581
                                                       ============            ============




See accompanying notes to financial statements.

                              MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                      Year Ended December 31,
                                                        ----------------------------------------------------
                                                            2001                2000                 1999
                                                        ------------        ------------        ------------
Additions to net assets attributed to:
   Interest income                                      $    354,108             279,929             260,581
   Dividend income                                           517,765           1,046,943             829,971
                                                        ------------        ------------        ------------
                                                             871,873           1,326,872           1,090,552

Gain (loss) on sale of investments:

   Mutual funds                                              (29,290)              1,859             (37,281)
   Other common stock                                              -             335,687             776,383
   MAF Bancorp, Inc. common stock                            (16,669)              1,305             (27,919)
                                                        ------------        ------------        ------------
                                                             (45,959)            338,851             711,183

Unrealized appreciation (depreciation) in fair value of investments:

     Mutual funds                                           (479,953)           (496,523)            543,152
     Pooled trust funds                                     (197,456)                  -                   -
     Other common stock                                            -            (639,152)            (66,925)
     MAF Bancorp, Inc. common stock                          694,523           5,082,310          (3,168,192)
                                                        ------------        ------------        ------------
                                                              17,114           3,946,635          (2,691,965)

Contributions:
   Employer                                                1,120,000           1,020,000             960,000
   Employee                                                1,873,916           1,496,422           1,442,553
                                                        ------------        ------------        ------------
                                                           2,993,916           2,516,422           2,402,553

Transfer of assets from merged plan                                -                   -           6,062,898
                                                        ------------        ------------        ------------

     Total additions to net assets                         3,836,944           8,128,780           7,575,221
                                                        ------------        ------------        ------------

Deduction from net assets attributed to:

   Benefits paid to participants                           1,292,814           2,719,981           4,454,355
   Administrative expenses                                        10                  23                   -
                                                        ------------        ------------        ------------
                                                           1,292,824           2,720,004           4,454,355
                                                        ------------        ------------        ------------

     Increase in net assets available for
       plan benefits                                       2,544,120           5,408,776           3,120,866

Net assets available for plan benefits:

   Beginning of year                                      33,675,581          28,266,805          25,145,939
                                                        ------------        ------------        ------------
   End of year                                          $ 36,219,701          33,675,581          28,266,805
                                                        ============        ============        ============

See accompanying notes to financial statements.

                              MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999

(1)   Description of Plan

      The following description of the Mid America Bank, fsb Employees' Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb and it's affiliates (the "Company") are eligible to participate in the salary deferral portion of the Plan. Employees who have completed one year of service and are age twenty-one or older are eligible to receive employer matching and discretionary contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Contributions

      Each year the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. In addition, all employees are allowed to defer up to 15% of their pre-tax income as 401(k) contributions up to an annual limit of $10,500. The Company will make matching contributions equal to 35% of a participant's pre-tax deferral amounts, up to maximum match of $1,200, for those 401(k) plan participants eligible to receive employer matching contributions.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

      Participant Accounts

      Each participant's contribution account is credited with the participant's contribution and an allocation of earnings. Each participant's Company contribution account is also credited with an allocation of the Company's contribution and forfeitures of terminated participants' nonvested assets, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company's contribution and forfeitures of terminated participants' accounts are based on the ratio that each participant's eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

      Vesting

      Participants are immediately vested in their pre-tax contributions, their voluntary after-tax contributions, rollover contributions and merged plan accounts plus actual earnings thereon. Vesting in the employer matching and employer discretionary contribution accounts is based on years of service as follows: Less than 2 years - 0%; 2 years - 20%; 3 years - 40%; 4 years - 60%; 5 years - 80%; 6 years or more - 100%.

      Investment Options

      Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment options.

         Certificates of Deposit. The Mid America Bank certificate of deposit
         ------------------------
         product offers a return equal to a market interest rate that changes every three years. This investment is insured by the Federal Deposit Insurance Corporation ("FDIC"), up to applicable limits.

         MAF Bancorp, Inc. Stock. Investing in common stock represents an
         ------------------------
         investment in a company by which a person becomes a part owner of that company. The only direct common stock investment that may be made with employee contributions is an investment in the common stock of MAF Bancorp, Inc. Dividends paid on shares of MAF Bancorp, Inc. purchased through the 401k component of the plan will be reinvested in MAF Bancorp, Inc. Common Stock. It is expected that all purchases will be made at prevailing market prices. Under certain circumstances, the trustees may be required to limit the daily volume of shares purchased. A participant's account will be adjusted to reflect changes in the value of MAF Bancorp, Inc. shares resulting from dividends, stock splits, and similar changes.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

         Mutual Funds

         Growth Fund of America. This fund seeks to provide long-term growth of
         -----------------------
         capital through a diversified portfolio of common stocks. The fund invests wherever the best growth opportunity may be, including cyclical companies, depressed industries, turnaround and value situations, and companies that appear to offer superior opportunities for long-term growth. The fund may invest 15% of assets in securities of issuers domiciled outside the United States.

         Washington Mutual Investors Fund. This fund seeks to provide current
         ---------------------------------
         income and the opportunity for growth of principal consistent with sound common stock investing. The fund only invests in stocks of U.S. companies that meet strict standards and will not invest in alcohol or tobacco stocks. The fund focuses on larger capitalized companies and seeks to be at least 95% invested in equity-type securities at all times.

         Income Fund of America. This fund seeks to provide current income and,
         -----------------------
         secondarily, growth of capital though a flexible mix of equity and debt instruments. These instruments include common and preferred stocks, straight debt securities, U.S. government securities, cash and equivalents. The fund normally maintains at least 65% of assets in income-producing securities and may invest up to 15% of assets in equities of non-U.S. companies.

         Cash Management Trust of America. This is a money market account that
         ---------------------------------
         seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through high quality money market instruments. These instruments include commercial paper and cash, government agency securities, certificates of deposit, and US Treasury Bills.

         New Perspective Fund. This fund seeks to provide long-term growth of
         ---------------------
         capital through investments all over the world, including the United States. The fund primarily consists of the common stocks issued by blue chip companies emphasizing a multi-national or global presence. The fund managers focus on opportunities generated by changes in global trade patterns and economic and political relationships. These securities involve special additional risks that may include, but are not limited to, currency risk, political risk, risks associated with varying accounting standards, and the possible lesser liquidity of these markets. The fund may invest 100% of assets outside the United States.

         Bond Fund of America. This fund's objective is to provide as high a
         ---------------------
         level of current income consistent with the preservation of capital through investing primarily in intermediate to long-term fixed income securities. A total of 60% of the fund's investments must be in straight debt securities rated A or better, at the time of purchase, including corporate bonds, U.S. government securities, and money market instruments. The remaining 40% of assets may be in other fixed-income debt securities, including lower rated issues and non-U.S. issuers.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

      Payment of Benefits

      On termination of service participants may elect to either leave the funds in the plan until age 70 1/2 if the balance exceeds $5,000, or receive a lump-sum amount equal to the value of their vested account. Benefits are recorded when paid.

(2)   Summary of Significant Accounting Policies

      Basis of Presentation

      The accompanying financial statements have been prepared on the accrual basis of accounting.

      Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Valuation of Investments

      Investments in mutual funds and common stock are stated at fair value as determined by reference to quoted market prices. Money market deposit accounts and certificates of deposit are stated at face value plus accrued interest which has not been transferred from the accounts which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on sales are computed using the specific identification method. Dividend income is recorded on the ex-dividend date. Interest income is accounted for when earned.

      The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

(3)   Income Taxes

      The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)   Administrative Expenses

      The Company generally pays the administrative expenses of the Plan.

(5)   Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

(6)   Transactions With Parties-in-Interest

      The following table summarizes the balances related to transactions of the Plan with the Company.

                                                                                    At or for the
                                                                               Year Ended December 31,
                                                                  ------------------------------------------------
                                                                      2001               2000            1999
                                                                  -------------     -------------    -------------
        Money market deposit account                              $           -         4,000,839        2,022,191
        Certificates of deposit                                       3,118,089         3,067,292        3,130,949
        MAF Bancorp, Inc. common stock                               17,510,915        19,301,871       14,702,377
        Interest income on money market deposit
         account and certificates of deposit                            320,881           279,929          260,581
        Dividend income from MAF Bancorp, Inc.                          293,156           267,361          237,936
         stock
        Contributions to the Plan                                     1,120,000         1,020,000          960,000
                                                                  =============     =============    =============


(7)   Investments

      As of December 31, 2001 and 2000, the Plan held the following investments which comprised 5% or more of the Plan's net assets, at fair value:

                                                                                            December 31,
                                                                                 ---------------------------------
                                                                                      2001                2000
                                                                                 -------------       -------------
           Mid America Bank, fsb certificate of deposit                          $   3,118,089           2,007,533
           MAF Bancorp, Inc. common stock                                           17,510,915          19,301,871
           LaSalle Income Plus Fund                                                  4,810,357                   -
           S&P 500 Index Equity Fund                                                 2,852,038                   -
           Mid America Bank, fsb money market account                                        -           4,000,839
           American Mutual Funds:
              Washington Mutual Investors Fund                                       2,402,793           2,123,197
              Growth Fund of America                                                 2,205,023           2,112,042
                                                                                 =============       =============



                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

(8)  Non-participant - Directed Investments

     Information about the net assets and the significant changes in net assets relating to the non-participant directed investments is as follows:

                                                                                            December 31,
                                                                                 ---------------------------------
                                                                                      2001                2000
                                                                                 -------------       -------------

           Assets:
           Investments, at fair value:
              Pooled trust funds                                                 $   7,662,395                   -
              Money market deposit account                                              54,068           4,003,292
              Certificates of deposit                                                        -           1,059,759
              MAF Bancorp, Inc. common stock                                         6,391,397           8,017,090
                                                                                 -------------       -------------
                                                                                    14,107,860          13,080,141

          Employer's contribution receivable                                         1,120,000           1,020,000
          Accrued interest and dividends                                                71,194              70,105
          Cash and other assets                                                         18,917              19,749
                                                                                 -------------       -------------
                                                                                 $  15,317,971          14,189,995
                                                                                 =============       =============


                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

                                                                          Year Ended December 31,
                                                            ------------------------------------------------------
                                                                2001                  2000                1999
                                                            ------------          ------------        ------------
     Additions to net assets attributed to:
        Interest income                                     $    192,581               133,802             129,987
        Dividend income                                          192,490               183,443             145,819
                                                            ------------          ------------        ------------
                                                                 385,071               317,245             275,806

     Gain (loss) on sale of investments:
        Other common stock                                             -               335,687             776,383
        MAF Bancorp, Inc. common stock                            29,046                 1,453             (32,106)
                                                            ------------          ------------        ------------
                                                                  29,046               337,140             744,277

     Unrealized appreciation (depreciation) in
        fair value of investments:
          Pooled trust funds                                    (197,456)                    -                   -
          Other common stock                                           -              (639,152)            (66,925)
          MAF Bancorp, Inc. common stock                         332,724             2,114,963          (1,540,552)
                                                            ------------          ------------        ------------
                                                                 135,268             1,475,811          (1,607,477)

     Contributions:
        Employer                                               1,120,000             1,020,000             960,000
        Employee                                                   9,092                16,165              39,309
                                                            ------------          ------------        ------------
                                                               1,129,092             1,036,165             999,309
                                                            ------------          ------------        ------------

          Total additions to net assets                        1,678,477             3,166,361             411,915

     Deduction from net assets attributed to:
        Benefits paid to participants                            550,491               567,434             828,848
        Administrative expenses                                       10                    23                   -
                                                            ------------          ------------        ------------
                                                                 550,501               567,457             828,848

     Transfers to participant directed
        investments                                                    -                (4,449)            (18,267)
                                                            ------------          ------------        ------------

          Increase (decrease) in net assets
            available for plan benefits                     $  1,127,976             2,594,455            (435,200)
                                                            ============          ============        ============



                                                                      Schedule 1
                                                                      ----------

                              MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

                        Schedule H, Line 4i - Schedule of
                       Assets Held for Investment Purposes
                                December 31, 2001

                                                     Number       Maturity      Interest                       Current
         Identity of Issue                         of Shares        Date          Rate           Cost           Value
         -----------------                         ---------      --------      --------     ------------   -----------
Money market deposit accounts:
   LaSalle Cash Management                            N/A           N/A           1.92%      $     54,068        54,068
                                                                                             ============   ===========
Certificates of deposits:
   Mid America Bank, fsb*                             N/A          5/30/03        7.25       $  3,118,089     3,118,089
                                                                                             ============   ===========
Mutual Funds:
   American Funds:
     Washington Mutual Investors Fund                 85,055        N/A            N/A       $  2,173,592     2,402,793
     Growth Fund of America                           93,000        N/A            N/A          1,886,449     2,205,023
     Income Fund of America                           24,636        N/A            N/A            384,891       389,737
     New Perspective Fund                             74,292        N/A            N/A          1,532,483     1,611,389
     Cash Management Trust                             3,390        N/A            N/A              3,390         3,390
     Bond Fund of America                              4,049        N/A            N/A             52,574        51,791
                                                                                             ------------   -----------
                                                                                                6,033,379     6,664,123

   Pooled Trust Funds:
     S&P 500 Index Equity Fund                       101,316        N/A            N/A          3,049,494     2,852,038
     LaSalle Income Plus Fund                      4,810,357        N/A           6.09          4,810,357     4,810,357
                                                                                             ------------   -----------
                                                                                                7,859,851     7,662,395
                                                                                             ------------   -----------

                                                                                             $ 13,893,230    14,326,518
                                                                                             ============   ===========

Common stock - MAF Bancorp, Inc.*                    593,795        N/A            N/A       $  2,460,061    17,510,915
                                                                                             ============   ===========

---------------------------
N/A - Not applicable

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                              MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                      For the Year Ended December 31, 2001

                                                                                                   Market Value
                                                       Purchase     Selling                         at date of
     Identity of Issue            Description           Price        Price          Cost           Transaction        Gain
     -----------------            -----------           -----        -----          ----            -----------       ----

  S&P 500 Index Equity Fund      Pooled Trust Fund     $ 30.098      N/A        $ 3,049,494        $ 3,049,494          N/A
  LaSalle Income Plus Fund       Pooled Trust Fund        1.00       N/A          4,848,357          4,848,357          N/A

  MAF Bancorp, Inc. Stock*       Common Stock            N/A       $ 30.457       1,788,161          1,826,532    $  38,371


---------------------------
N/A - Not applicable

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying independent auditors' report.